# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Massimo Group, CIK 0001952853
CUSIP: 57628N101
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 3101 W Miller Road, Garland, Texas (TX), 75041
Date of event which requires filing of this statement: 12/31/2024
Filed by CIK 0002016180
Persons authorized to receive notices and communications: David Shan, 3101 W Miller Road, Garland, Texas (TX), 75041, (877) 881-6376

## Reporting persons
- David Shan (CIK 0002016180): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 32,122,500; shared voting power 0; sole dispositive power 32,122,500; shared dispositive power 0; aggregate amount beneficially owned 32,122,500 (77.329% of the class)
  Comment: The shares reported in rows 7, 9 and 11 in the table above does not include (i) option to purchase 23,430 shares of common stock, issued to the Reporting Person pursuant to stock option grant agreement dated May 22, 2024, entered into by and between the Issuer and the Reporting Person; and (ii) 37,500 shares of common stock issued to the Reporting Person pursuant to restricted stock unit award agreement dated May 22, 2024, entered into by and between the Issuer and the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.001 per share
Name of issuer: Massimo Group
Address of issuer's principal executive offices: 3101 W Miller Road, Garland, Texas (TX), 75041
Comment: The Issuer's Common Stock is listed on the Nasdaq Capital Select Market under the symbol "MAMO."

## Item 2. Identity and Background
Name of person filing: David Shan
Residence or business address:
c/o Massimo Group,

3101 W Miller Road,

Garland, TX 75041
Present principal occupation or employment: The principal business of the Reporting Person is serving as Chief Executive Officer and Chairman of the Board of Directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

In his capacity as Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the Reporting Person has from time to time been awarded pursuant to the Issuer's equity incentive plans, in consideration of the Reporting Person's services to the Issuer, options to purchase the Issuer's common stock and restricted stock units pursuant to which the Reporting Person may acquire the Issuer's common stock, which options and restricted stock units are described below.

On May 22, 2024, the Issuer granted the Reporting Person an option to purchase 23,430 shares of the Issuer's common stock at an exercise price of $4.268 per share, the option shall vest on May 22, 2025, subject to the terms and conditions of the 2024 Equity Incentive Plan and a stock option grant agreement dated May 22, 2024 (the "Option Agreement").

On May 22, 2024, the Issuer granted the Reporting Person an award of restricted stock units covering 75,000 shares of the Issuer's common stock, subject to the terms and conditions of the Issuer's 2024 Equity Incentive Plan and a restricted stock unit award agreement thereunder (the "RSU Agreement" together with the Option Agreement as the "Agreements"). The 37,500 restricted stock units vested on November 22, 2024, with the renaming 37,500 restricted stock units vesting on May 22, 2025.

The foregoing descriptions of the Agreements are qualified in their entirety by reference to the Agreement, which are filed as Exhibit 1 and 2 to this Schedule 13D and are incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure provided in Item 3 above is incorporated herein by reference.

The Reporting Person serves as Chief Executive Officer and Chairman of the Board of Directors of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer's Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions or through exercises of stock options, depending upon the Reporting Person's evaluation of the Issuer's business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or, subject to the Issuer's Insider Trading Policy, enter into derivative transactions with institutional counterparties with respect to the Issuer's securities.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 32,122,500 shares of common stock, or 77.329% of the Issuer's outstanding shares of common stock. The beneficial ownership percentages used in this Schedule are calculated based on the 41,539,950 shares of the Issuer's common stock outstanding as of January 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Shan may be deemed to hold sole voting and dispositive power over 32,122,500 shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days: Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information set forth in Items 3 and 4 is incorporated herein by reference.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Stock Option Grant Agreement between the Issuer and the Reporting Person, dated May 22, 2024.
2. Restricted Stock Unit Award Agreement between the Issuer and the Reporting Person, dated May 22, 2024

## Signatures
- David Shan: /s/ David Shan, CEO (01/15/2025)